300 North LaSalle Chicago, Illinois 60654

Gerald T. Nowak, P.C. To Call Writer Directly: (312) 862-2075 gerald.nowak@kirkland.com	(312) 862-2000 www.kirkland.com	Facsimile: (312) 862-2200

November 10, 2011

Via EDGAR Submission and Overnight Delivery

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Pamela Long

                Dietrich King

                Jessica Dickerson

                Nudrat Salik
                Rufus Decker

Re:                               GSE Holding, Inc.
Amendment No. 1 to Registration Statement on Form S-1
(SEC File No. 333-175475), filed October 19, 2011

Ladies and Gentlemen:

GSE Holding, Inc., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission, pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 (the “Amendment”) to its Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated October 31, 2011, from the staff of the Securities and Exchange Commission (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics).  For your convenience, copies of the Amendment are enclosed and have been marked to show changes from Amendment No. 1 to the Registration Statement filed October 19, 2011.  Where applicable, we have referenced in the Company’s responses the appropriate page number of the Amendment.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Hong Kong	London	Los Angeles	Munich	New York	Palo Alto	San Francisco	Shanghai	Washington, D.C.

Market and Industry Data, page 1

1.                                       We note your response to comment seven of our letter dated August 4, 2011 and your revised disclosure. Specifically, we note your revised statement that the market and industry data included in the prospectus are “inherently imprecise.”  Please tell us what you mean by this statement, and explain to us why you believe the data are nonetheless reliable.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the Registration Statement to remove the identified statement.

Prospectus Summary, page 3

2.                                       We note your response to comment ten of our letter dated August 4, 2011 and your revised disclosure addressing your debt. We continue to believe that you should ensure that the information you provide in your summary is balanced.  For example, please address the fact that you have had a net loss in each of the last three fiscal years and that you have a recent history of variable revenues.  Please note that this is not meant to be an exclusive list of how you should balance your summary.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 4 of the Registration Statement to ensure that the information provided in the prospectus summary is balanced.  The Company has also made conforming changes on page 83 of the Registration Statement.

3.                                       We note your response to comment 12 of our letter dated August 4, 2011.  As previously requested, please revise your disclosures throughout the filing to give more prominence to your U.S. GAAP results and ensure that you have disclosed your U.S. GAAP results whenever you present Non-GAAP results.  For example, on page 4, you continue to only discuss adjusted EBITDA and adjusted gross margin without also discussing the comparable U.S. GAAP financial measures.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 83 of the Registration Statement to give more prominence to its U.S. GAAP results and ensure that it has disclosed its U.S. GAAP results whenever it presents Non-GAAP results.

Capitalization, page 33

4.                                       We note your response to comment 15 of our letter dated August 4, 2011.  It is not clear why you do not also refer to the equity issuances pursuant to bonus letter agreements and the exercise of options in your notes to the capitalization table. Please advise or revise as necessary. Please also disclose how you intend to determine the fair value of these equity issuances, including if it will be the IPO price.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 35 of the Registration Statement to refer to the equity issuances pursuant to bonus letter agreements and the exercise of options in the notes to the capitalization table.  The fair value of the equity issuances pursuant to bonus letter agreements will be based on the Company’s initial public offering price.  In response to the Staff’s comment, the Company has expanded the disclosure on pages 76 and 77 of the Registration Statement to provide additional information regarding the Company’s estimate of the fair value of the Company’s common stock as of the respective grant dates, with respect to option awards granted during 2010 and 2011.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page 37

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page 38

5.                                       Please present the historical and pro forma shares authorized, issued and outstanding on the face of your pro forma balance sheet.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 39 of the Registration Statement to present the historical and pro forma shares authorized, issued and outstanding on the face of its pro forma balance sheet.

6.                                       It appears that you have excluded material nonrecurring charges and related tax effects from your pro forma statements of operations pursuant to Rule 11-02(b)(5) of Regulation S-X. For example, you will be paying a cash termination fee for the management services agreement as well as bonuses in the form of stock, which will be recorded as a one-time cash charge as discussed in the note to adjustment (3)(d).  Please continue to present these amounts as adjustments to accumulated deficit on your pro forma balance sheet. Please also disclose in a footnote to your pro forma statement of operations the amount of these charges and that you have excluded them from your pro forma statements of operations, because they are nonrecurring.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 43 and 44 of the Registration Statement accordingly.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 39

7.                                       It appears that the adjustment to your income tax benefit on your pro forma statement of operations for the year ended December 31, 2010 should be 2(c) rather than 2(b).  Please revise or advise as necessary.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 40 of the Registration Statement accordingly.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements, page 41

8.                                       Adjustment 3(d) reflects the elimination of management fees due to the termination of your management services agreement.  Please disclose whether there will be any incremental costs associated with having to replace the services that you previously were provided under this agreement.  Please also supplementally tell us the names and salaries of any new executives and recent or expected future increases in salaries of existing executives. Please include these amounts in your pro forma statements of operations.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 44 of the Registration Statement.  The Company supplementally advises the Staff that it has no current intention to hire any new executives or increase salaries of existing executives as a result of the termination of the Management Agreement, and that no incremental costs are anticipated to be incurred in replacing the services that were previously provided under the Management Agreement.

9.                                       Please clearly disclose the significant estimates and assumptions you used to arrive at each adjustment amount as well as how the adjustment was computed.  For example, please show how you arrived at the amount of adjustment 3(e), including the interest rate used and your basis for using this interest rate in a similar manner to the note to adjustment 2(a).

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 42-44 of the Registration Statement to clearly disclose the significant estimates and assumptions it used to arrive at each adjustment amount as well as how the adjustment was computed.

10.                                 Please ensure that adjustment 2(a)(vi) limits the elimination of historical interest expense to the amount of historical interest expense on the actual dollar amount of debt extinguished at the time of the Refinancing Transaction rather than all historical interest expense related to this debt.  Please also revise the related footnote to discuss how you computed the amount of the adjustment.

Response:  In response to the Staff’s comment, the Company has expanded the disclosure in adjustment 2(a)(vi) on page 42 of the Registration Statement to clarify the basis on which the historical interest expense was computed.  In connection with this revised disclosure, the Company supplementally advises the Staff that the amount of historical interest expense presented in the disclosure is based on the actual total interest expense incurred during this period; however, this amount is less than the amount that would have resulted from using the actual dollar amount of debt extinguished at the time of the Refinancing Transactions.  This is due to the fact that the balance outstanding at the time of the Refinancing Transactions in May 2011 (comprised of $150.0 million in

Senior Notes and $27.0 million in borrowings under the old revolving credit facility) represented the highest outstanding balance during the period presented.  For example, while the $150.0 million in Senior Notes were outstanding throughout the period, borrowings under the old revolving credit facility averaged approximately $13.8 million during 2010 and $16.3 million during 2011 (prior to refinancing), substantially less than the $27.0 million actually repaid in the Refinancing Transactions.  Had the actual dollar amount of debt extinguished been used to calculate the adjustment to eliminate historical interest expense, then the amount eliminated in the pro forma adjustment would have exceeded the actual interest expense recognized during the period.

11.                                 For adjustment (4), we remind you that only those offering shares used to repay debt should be included in the denominator used to compute pro forma earnings per share.  Please disclose how many offering shares were included in your computation and how many were excluded, and explain why.  Please also disclose any shares not included for anti-dilution reasons.

Response:  In response to the Staff’s comment, the Company acknowledges that the denominator in computing pro forma earnings per share will be limited only to those common shares whose proceeds are being reflected in pro forma adjustments on the income statement (e.g., for the repayment of debt).  However, the Company respectfully advises the Staff that the number of shares to be offered, the price range for the offering and the identity of the selling stockholders has yet to be finalized.  Once a final determination of these items has been made, the Company confirms it will comply with the Staff’s comment in connection with the pro forma earnings per share on its income statement in a subsequent pre-effective amendment to the Registration Statement.

Selected Financial Data, page 43

12.                                 Please also present here and on page 13 the loss from continuing operations per share for each period presented.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 12 and 46 of the Registration Statement to present the loss from continuing operations per share for each period presented.

Management’s Discussion and Analysis of Financial Condition . . . , page 47

Results of Operations, page 51

13.                                 We note your response to comment 21 of our letter dated August 4, 2011.  Your gross profit percentage for the six months ended June 30, 2011 was 15.5% compared to 9.6% for the six months ended June 30, 2010.  Please address the following:

•                  Please disclose whether you expect your gross profit percentage to continue to remain at levels consistent with the six months ended June 30, 2011; and

•                  Please quantify the impact of each of the significant factors that led to fluctuations in your gross profit percentages from period to period, including increased sales prices and higher raw material costs.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 55 of the Registration Statement to address the comments relating to its gross profit percentages set forth above.

14.                                 We note your response to comment 24 of our letter dated August 4, 2011.  Your discussion of each segment’s EBITDA and Adjusted EBITDA does not appear to discuss the specific factors that led to significant fluctuations in these amounts from period to period. For example, you state that Adjusted EBITDA from North American operations was $13.5 million during the six months ended June 30, 2011 compared to $3.3 million during 2010, which was due to the increase in EBITDA and the loss on extinguishment of debt. Please also provide a quantified discussion of the significant factors that led to fluctuations in EBITDA.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 56, 59 and 62 of the Registration Statement to discuss the specific factors that led to significant fluctuations in each segment’s EBITDA and Adjusted EBITDA from period to period and to provide a quantified discussion of the significant factors that led to fluctuations in EBITDA.

Liquidity and Capital Resources, page 62

15.                                 We note your response to comments 25 and 26 of our letter dated August 4, 2011.  Please address the following:

•                  Your disclosures indicate that you only have approximately $11 million available under your financing arrangements as of June 30, 2011.  As previously requested, please address the sufficiency of this availability given your current liquidity requirements;

•                  It is not clear where you have provided disclosures regarding significant changes in your sources and uses of cash from period to period and the impact of these changes on your liquidity and capital resources.  For example, your cash and cash equivalents balance went from $15.2 million at December 31, 2010 to $10.5 million at June 30, 2011.  Please advise or revise as necessary; and

•                  You state that you believe that your cash on hand, together with the availability of borrowings under your Senior Secured Credit Facilities and other financing arrangements and cash generated from operations will be sufficient to meet working capital requirements, anticipated capital expenditures, and scheduled interest payments on your indebtedness for at least the next 12 months.  You then later state that you cannot assure however, that your borrowing capacity or cash flow from operations will be sufficient to enable you to service your indebtedness or to fund your other liquidity needs.  This sentence appears to be inconsistent with the prior sentence.  Please advise or revise as necessary.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 65 of the Registration Statement to address the comments relating to its liquidity and capital resources set forth above.

Cash and Cash Equivalents, page 63

16.                                 We note your response to comment 28 of our letter dated August 4, 2011.  Please also disclose, if true, that you are permanently reinvesting these foreign cash and cash equivalents amounts outside the U.S. and do not intend to repatriate these amounts.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 64 of the Registration Statement to state that it currently has no intention of repatriating foreign earnings.

The Refinancing Transactions; Description of Long-Term Indebtedness, page 64

Second Lien Term Loan, page 64

17.                                 Please revise your disclosure to include a brief definition of payment in kind interest.  In addition, please tell us what consideration you have given to including specific risk factor disclosure about the material risks, if any, attendant to the PIK feature of your Second Lien Term Loan.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 66 of the Registration Statement to briefly explain payment in kind (“PIK”) interest.  In addition, the Company has expanded the risk factor disclosure on page 21 of the Registration Statement to include the risks attendant to the PIK interest feature of its Second Lien Term Loan.

Critical Accounting Policies and Estimates, page 71

Goodwill, page 73

18.           We note your response to prior comment 32. Your disclosures indicate that you changed the methodologies used for valuing goodwill in the current year.  Specifically, it appears that you only used the income approach in 2009 to determine the fair value of your reporting units. In 2010, you used both the income and market approach.  Please disclose whether the change in methodology had any significant impact on your goodwill impairment analysis.  Please also tell us by what percentages the fair value of your reporting units would have exceeded the carrying value for each of your reporting units if you had continued to only use the income approach in 2010.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 76 of the Registration Statement to indicate that the change in valuation methodology did not have a significant impact on its goodwill impairment analysis.  Depending on facts and circumstances, applying different valuation approaches often results in different indications of fair value.  As a result, it is an accepted valuation practice to simultaneously apply multiple valuation approaches to validate and support conclusions and to determine a reasonable range of values.  The Company’s change from a single approach in 2009 to weighting the results of two approaches in 2010 is the result of the Company’s ongoing efforts to improve its goodwill impairment analysis.  In making this change, the Company considered the guidance in ASC 820-10-35-24, which suggests that, in certain circumstances (specifically when valuing a reporting unit), it may be appropriate to use multiple valuation techniques, the results of which should be weighted based on the relevant facts and circumstances:

Valuation techniques that are appropriate in the circumstances and for which sufficient data are available shall be used to measure fair value. In some cases, a single valuation technique will be appropriate (for example, when valuing an asset or liability using quoted prices in an active market for identical assets or liabilities). In other cases, multiple valuation techniques will be appropriate (for example, as might be the case when valuing a reporting unit). If multiple valuation techniques are used to measure fair value, the results (respective indications of fair value) shall be evaluated and weighted, as appropriate, considering the reasonableness of the range indicated by those results. A fair value measurement is the point within that range that is most representative of fair value in the circumstances. [ASC 820-10-35-24]

With respect to the Staff’s comment regarding the percentages by which the fair value of the Company’s reporting units would have exceeded the carrying value for each of its reporting units if it had continued to use only the income approach in 2010, the Company supplementally provides the following information.

If the Company had used only the income approach to estimate fair value of each reporting unit in 2010, the fair value of Europe Africa, North America and Latin America would have exceeded the carrying value of net assets of each respective reporting unit by 37%, 50% and 138%, respectively.  The carrying value of the net assets of Asia Pacific would have exceeded the fair value, as indicated by the income approach alone, by 2%.

19.           Please help us further understand how your interest payments and corresponding debt amounts were incorporated into your fair values of reporting units under the discounted cash flow method. Your response indicates that you did not include these payments in your discounted cash flow analysis. Please tell us how you determined this was appropriate.

Response:  The Company acknowledges the Staff’s comment and supplementally advises the Staff that a discounted cash flow analysis (“DCF”) was performed to arrive at an income approach-based estimate of the enterprise value for each of the reporting units.  The DCF method is based on the premise that the value of a company is equal to the present value of the future economic benefits that accrue to its owners, using an appropriate discount rate that adequately considers the risk related to an investment in the business.

Specifically, an unlevered cash flow forecast was utilized and a weighted average cost of capital was used as the discount rate.  The resulting value indication includes the value of all of the business’s capital, debt and preferred and common equity.

Additionally, it is important to note that the Company incorporated the interest expense in determining the net earnings of each of the reporting units.  Interest expense was then added back to determine the net free cash flow of each reporting unit.  Based on the net free cash flow, the Company then estimated the enterprise value of the reporting units.  This enterprise value was then compared to the net carrying value based on the enterprise value.

The enterprise premise is generally considered to be the value of a reporting unit determined on the basis of the net assets (i.e., assets less liabilities) of the reporting unit excluding liabilities that are part of the capital structure of the reporting unit.  Those liabilities generally would exclude interest-bearing debt that is not considered working capital.  (EITF Issue No. 10-A, June 28, 2010)

In the absence of further authoritative guidance, the Staff believes that a reporting entity may want to consider whether utilizing an alternative approach to a step one test such as enterprise value would be a better economic indicator of goodwill impairment.  (Speech by SEC Staff: Remarks before the 2009 AICPA National Conference on Current SEC and PCAOB Developments, December 7, 2009)

In summary, the interest expense was included in determining the enterprise value of each reporting unit through the calculation of net earnings and then added back to arrive at net free (unlevered) cash flow. The unlevered cash flow results in a valuation that reflects all of the Company’s capital, debt and preferred and common equity.  Additionally, because the Company used an enterprise premise in preparing its impairment analysis, the fair value of the reporting units based on unlevered cash flows was compared to the carrying value of their net assets which, under the enterprise premise, excludes debt.

Executive Compensation, page 104

Compensation Discussion and Analysis, page 104

Elements of Compensation, page 105

Performance-Based Cash Incentive Awards, page 106

20.           We note your response to comment 39 of our letter dated August 4, 2011.  Please disclose the pre-established percentage allocations for the individual performance goals established for Mr. Arnold and Mr. Taylor for 2010.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 110 of the Registration Statement to specify the individual performance goals and the pre-established percentage allocations for such goals established for Mr. Arnold and Mr. Taylor for 2010.

Bonus Letter Agreements, page 108

21.           We note your response to comment 41 of our letter dated August 4, 2011 and your revised disclosure. We further note, based on your disclosure on page 33 and the agreement filed as Exhibit 10.51 to the registration statement, that you have a bonus letter agreement with your current chief financial officer, Mr. Lacey.  Recognizing that Mr. Lacey became your chief financial officer in August 2011 and thus was not a NEO for 2010, please expand your compensation disclosure here or in an appropriate section to clarify that you have a bonus letter agreement with Mr. Lacey and to discuss the material terms of that agreement.  Please refer to Instruction 2 of the Instructions to Item 402(b) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has expanded the compensation disclosure on page 111 of the Registration Statement to clarify that the Company has a bonus letter agreement with Mr. Lacey and to discuss the material terms of that agreement.

Employment Agreements, page 121

22.           We note your response to comment 47 of our letter dated August 4, 2011 and your revised disclosure and additional exhibits.  We further note that the dates referenced in your discussion of Mr. Nigh’s, Mr. McCourt’s, and Mr. Taylor’s offer letters do not correspond to the dates in your exhibit index for these agreements.  Please address these apparent inconsistencies. Additionally, please discuss the material terms of your offer letter to and your change in control and retention agreement with Ms. Champagne.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 126 of the Registration Statement to conform the dates referenced in the discussion of Mr. Nigh’s, Mr. McCourt’s and Mr. Taylor’s offer letters to those that appear in the exhibit index for these agreements.  In addition, the Company has revised the disclosure on page 127 of the Registration Statement to discuss the material terms of its offer letter to and its change of control and retention agreement with Ms. Champagne.

Potential Payments Upon Termination and Change in Control, page 123

23.           We note the revisions you made to the table on page 124 with respect to Mr. Taylor.  Given that the table assumes a change in control or termination of employment as of December 31, 2010 and given that your change in control agreement with Mr. Taylor is dated July 28, 2011, please revise the footnote for Mr. Taylor to clarify that for illustrative purposes you are assuming that he had the benefits under the July 28, 2011 agreement as of December 31, 2010.

Response:  In response to the Staff’s comment, the Company has revised footnote 7 on page 129 of the Registration Statement to clarify that the amounts shown in the table as due to Mr. Taylor upon a change in control or termination of employment assume that his change in control agreement, which became effective July 28, 2011, was in place as of December 31, 2010.

Financial Statements

Notes to the Financial Statements, page F-7

Note 17. Related Party Transaction, page F-37

Management Agreement with CHS Management IV LP, page F-37

24.           We note your response to comment 61 of our letter dated August 4, 2011.  It does not appear that additional disclosures were provided, as your response indicates, regarding the amendment to your management services agreement.  Please advise or revise as necessary.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that disclosure regarding the amendment to the Management Agreement appears in the discussion of the Management Agreement in the Company’s unaudited condensed consolidated financial statements on page F-63 of the Registration Statement, rather than in the discussion of the Management Agreement in the Company’s audited consolidated financial statements on pages F-38 and F-39 of the Registration Statement, as the Management Agreement was amended in connection with the Refinancing Transactions on May 27, 2011, subsequent to the date of the audited financial statements.  Disclosure regarding the amendment to the Management Agreement also appears on page 134 of the Registration Statement.

Note 18. Segment Information, page F-38

25.           We note your response to comment 63 of our letter dated August 4, 2011.  Please further advise how you determined that Latin America, Asia Pacific, Europe & Africa and Middle East have similar economic characteristics.  It appears, based upon historical gross margin information provided for each segment, that the financial trends of these operating segments are sufficiently varied to preclude you from determining that they are all similar given the wide range of the historical gross margins and the trends exhibited by these margins period over period.  In addition, please provide us with the historical gross margin information for each segment for 2006, 2007, and the six months ended June 30, 2011 as well as each subsequent years and interim periods for which you have budgeting information.  Please also show the period over period percentage difference as well. In addition, please also provide us, for each segment, with the sales, gross profit, Adjusted EBITDA, Adjusted EBITDA as a percentage of sales in a similar manner when you provide us with your revised response. Please provide us with detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods. Explain why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary.  Refer to ASC 280-10-50-11 as well as ASC 280-10-55-35 and 36.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it believes it has, in good faith, attempted to apply the appropriate accounting literature with respect to its analysis of whether its operating segments can be aggregated for reporting purposes.  However, the Company understands that the determination of similar economic characteristics involves a significant level of professional judgment and is based on specific facts and circumstances.  In reviewing the information gathered to respond to the Staff’s comment, the Company has determined that it is more appropriate to provide disclosures relating to each of its five operating segments.  Accordingly, the Company has revised the disclosure on pages 54, 55, 57, 58, 60 and 61 of the

Registration Statement to disclose sales and gross profit for each of its operating segments.  The Company advises the Staff that it is supplementally submitting under separate cover a copy of the monthly financial reporting package provided to the Company’s Chief Operating Decision Maker to assist the Staff in its review and has requested confidential treatment of such information pursuant to the provisions of 17 C.F.R. § 200.83.

Unaudited Financial Statements for the Period Ended June 30, 2011

26.           Please address the above comments, as applicable.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it has addressed the above comments, to the extent applicable, in its unaudited financial statements as of and for the six months ended June 30, 2011.

Exhibit Index, page II-6

27.           We note your response to comment 66 of our letter dated August 4, 2011.  Please note that we are reviewing your pending confidential treatment request concurrently with our review of your registration statement, and we will not accelerate the effective date of your registration statement until all comments on both the registration statement and the confidential treatment request have been resolved.  We will send comments, if any, on your pending confidential treatment request under separate cover.

Response:  The Company respectfully acknowledges the Staff’s comment.

Exhibit 23.2

28.           Please have your auditors revise their consent to ensure that the report date is the same as the date included on page F-2. In this regard, the report date on page F-2 is July 8, 2011 except for note 3, as to which the date is October 19, 2011.

Response:  In response to the Staff’s comment, the Company’s auditors have revised their consent to ensure that the report date is the same as the date included on page F-2 of the Registration Statement.

*  *  *  *

Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s comment letter.

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-2075.

Sincerely,

/s/ Gerald T. Nowak, P.C.

Gerald T. Nowak, P.C.

cc:	Mark C. Arnold
GSE Holding, Inc.

Theodore A. Peto
Kirkland & Ellis LLP

Colin J. Diamond
White & Case LLP

Jim Westerman
BDO USA, LLP